

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2024

John Butler
Chief Executive Officer
Akebia Therapeutics, Inc.
245 First Street
Cambridge, MA 02142

   **Re: Akebia Therapeutics, Inc.**
     **Registration Statement on Form S-3**
     **Filed September 3, 2024**
     **File No. 333-281903**

Dear John Butler:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Lauren Hamill at 303-844-1008 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc:  Caroline Dotolo